(Falcon Classic Letterhead)
July 22, 1997


Dear Limited Partner:

     Falcon Classic Cable Income Properties, L.P. (the "Partnership") has become aware that three separate unsolicited offers were commenced by:

          1. JJJ Group, L.L.C. ("JJJ Group") for up to 1,500 units (representing approximately 2.0% of the outstanding units in the Partnership), at a price of $550 per Unit, in a letter dated July 7, 1997;

          2. Madison Partnership Liquidity Investors 36, L.L.C. ("Madison") for up to approximately 3,500 units (representing approximately 4.9% of the outstanding units in the Partnership), at a price of $440 per Unit, in a letter dated July 11, 1997; and

          3. Peachtree Partners ("Peachtree") for up to approximately 3,200 units (representing approximately 4.5% of the outstanding units in the Partnership), at a price of $605 per Unit.

     These offers were made without the consent or the involvement of the General Partner. We have considered each offer, and believe that each is inadequate and not in your best interest to accept.

     Accordingly, the General Partner's recommendation is that you reject the above offers. In evaluating the offers, the General Partner believes that its limited partners should consider the following information:

* As previously reported to you in a letter dated June 24, 1997, we advised you of the decision of the general partner and its affiliates to exercise their purchase rights to acquire the Partnership's cable systems pursuant to the terms of the partnership agreement. Consistent with the appraisal process, the purchase price for the assets of the Partnership will be $82,000,000 in cash. Accordingly, on June 24, 1997, the Partnership and the acquiring entities entered into an Asset Purchase Agreement and have commenced the process of obtaining the necessary regulatory and other related approvals to complete the transaction. Closing of the transaction is subject to the receipt of required consents and approvals, satisfactory

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     financing  arrangements and similar matters and, accordingly,  there can be no assurance that the sale will take place unless and until those conditions are satisfied.

* Based on the appraised value of $82,000,000, and assuming a hypothetical liquidation of the Partnership had taken place on March 31, 1997, the estimated cash distribution to unitholders would have been approximately $867 per unit (the "Hypothetical Estimated Per Unit Distribution") (based upon 71,879 Units outstanding). The Hypothetical Estimated Per Unit Distribution was calculated assuming net liabilities on the balance sheet of the Partnership, excluding property, plant and equipment and intangible assets ("Net Liabilities") of approximately $19,000,000 (as of March 31, 1997), represented the only payments, other than certain reserved expenses, that would have been required to be made by the Partnership prior to the distribution of cash to unitholders. The Hypothetical Estimated Per Unit Distribution is presented for illustrative purposes only and does not necessarily represent amounts the Partnership could have distributed to unitholders on March 31, 1997 or any date thereafter. The actual distribution will vary depending on, among other things, the date of the actual dissolution of the Partnership and related distribution to the unitholders.

     Based on this recent development, the General Partner recommends that you NOT transfer, agree to transfer, or tender any units in response to either the JJJ , Madison or Peachtree offer.

     If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287. We will, of course, keep you informed of significant events as they develop. We appreciate the continued support and interest of our Unitholders.

Sincerely,

Falcon Classic Cable Income Properties, L.P.
A California Limited Partnership


cc:  Account Representative

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